UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.

ANNOUNCES GENERAL ORDINARY SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, March 25, 2008 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (the “Company” or “GAP”) today announced the following:

Pursuant to Article 181 of the Mexican Corporation Law and Article 35 of the Company’s by-laws, GAP invites the Company’s shareholders to a General Ordinary Shareholders’ Meeting on April 28, 2008, with the first session taking place at 12:30 pm and a second session taking place at 1:30 pm, at the following location: the auditorium located on the first floor of the Club de Industriales, Number 29, Calles de Andres Bello, Colonia Polanco, Delegacion Miguel Hidalgo, Mexico City, to discuss the following:

MEETING AGENDA

I.-	The following will be submitted for approval:

a)

The Chief Executive Officer’s report regarding the results of operation for the fiscal year ended December 31, 2007, in accordance with Article 44, Section XI of Mexican Securities Market Law, as well as the external auditor’s report on the Company’s audited financial statements;

b)	The Board of Directors’ comments on the Chief Executive Officer’s report;

c)

The report referred to in Article 172 of the Mexican Corporations Law concerning the results for the fiscal year ended December 31, 2007 of the Company and its Subsidiaries, and those matters referred to in Section 3 of Article 22 of the corporate charter, which contains the main policies and accounting principles utilized in the preparation of the financial information;

d)	The report from the Chairman of the Audit and Corporate Governance Committee regarding the results for the fiscal year ended December 31, 2007;

e)	Review of the Company’s compliance with its tax obligations for the period from January 1, 2006 to December 31, 2006;

f)	Report on the operations and activities in which the Board of Directors intervened during the fiscal year ended December 31, 2007, pursuant to the Mexican Securities Market Law.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Adoption of the resolutions considered necessary as per the aforementioned reports.

II.-	Discussion and the approval of the financial statements of the Company and its subsidiaries, including the financial condition, the income statement, the statements of changes in financial position and statement in changes of capital with respect to these operations for the period beginning January 1 to December 31 of 2007 as well as the approval of the external auditor’s report that includes the above mentioned financial statements.

III.-

Discussion and approval of the application of the Company’s net income for the period ended December 31, 2007, which reached Ps. 1,402,819,000.00 (ONE BILLION, FOUR HUNDRED AND TWO MILLION, EIGHT-HUNDRED NINETEEN THOUSAND PESOS), such that 5% (FIVE PERCENT) of this amount, or Ps. 70,140,950.00 (SEVENTY MILLION, ONE HUNDRED FORTY THOUSAND, NINE HUNDRED FIFTY PESOS) be allocated towards increasing the Company’s legal reserves, with the remaining balance, comprised of Ps. 1,332,678,050.00 (ONE BILLION, THREE HUNDRED AND THIRTY TWO MILLION, SIX HUNDRED AND SEVENTY EIGHT THOUSAND AND FIFTY PESOS), being allocated to the account of net income pending application.

IV.-

Discussion and approval of the application of net income pending application as a dividend of Ps. 1,122,000,000.00 (ONE BILLION, ONE HUNDRED AND TWENTY-TWO MILLION PESOS), or Ps. 2.00 (TWO PESOS) per share, to be paid in the following manner:

a)	Ps. 864,000,000.00 (EIGHT HUNDRED AND SIXTY FOUR MILLION PESOS), or Ps. 1.54010695 per share, on May 26, 2008.
b)	Ps. 258,000,000.00 (TWO HUNDRED AND FIFTY EIGHT MILLION PESOS), or Ps. 0.45989305 per share, on October 31, 2008.

V.-

Discussion and approval of the maximum amount of resources to be applied towards the repurchase of shares or instruments representing shares of up to Ps. 55,000,000.00 (FIFTY FIVE MILLION PESOS), in accordance with Article 56, Section IV of the Mexican Securities Markets Law.

VI.	Designation of the four members of the Board of Directors, and their respective alternates, named by series “BB” shareholders.

VII.-	Discussion, and, if relevant, acknowledgement of any shareholder or group of shareholders owning over 10% of the Series “B” shares of the Company, and the persons who, according to the Article 15 of the Company’s by-laws, have the right to designate members of the Board of Directors.

VIII.-

Proposal by the Nomination and Compensation Committee of the individuals that should be on the Company’s Board of Directors, designated by the Series “B” holders, and adoption of the resolutions deemed appropriate.

IX.-

Proposal, discussion, and, if relevant, the designation of Laura Diez Barroso Azcarraga as the Company’s new Chairman of the Board of Directors, in accordance with Article 16 of the Company’s by-laws, replacing Eduardo Sanchez Navarro Redo.

X.-	Approval, and, if relevant, modification of the remuneration for the Board of Directors of the Company during the 2007 period and for the coming 2008 period.

XI.-

Proposal, discussion, and, if relevant, the approval of the number of members that shall be on the Nominations and Compensation Committee of the Board, according to Article 28 of the corporate charter, for which the Board of Directors proposes that it remain at two members and that the necessary resolutions be adopted.

XII.-	Proposal, discussion, and, if relevant, the designation or ratification of the members of the Board of Directors representing the Series “B” shares who will be on the Nominations and Compensation Committee of the Company, according to Article 28 of the corporate charter. Acknowledgement of the member of the Board representing the Series “BB” shares who will be on the Nominations and Compensation Committee.

XIII.-	The ratification, or, if necessary, removal and re-designation of the Chairman of the Company’s Audit Committee.

XIV.-	Adoption of the resolutions deemed necessary or convenient in order to comply with any decisions made during this meeting.

As per Article 36 of the Company’s by-laws, only those shareholders registered in the Share Registry as holders of one or more of the Company’s shares will be admitted into the Shareholders’ Meeting, as long as they have obtained an admission card. This registry will close three (3) days prior to the date of this meeting.

To attend the meeting, shareholders must show the admission card, which will only be issued upon request and which must be presented at least twenty-four (24) hours prior to the meeting, along with a receipt from the Corporate Secretary for the deposit of the stock certificates or shares, or a receipt of deposit of shares issued by a financial institution, credit institution, domestic or foreign, or broker, as per the Mexican Securities Law. Shares that are deposited in order to gain admittance into this meeting will not be returned until after the meeting takes place, via a voucher that will have been given to the shareholder or his/her representative.

Shareholders may be represented by proxy at the meeting by a person or persons designated via an official letter (signed by two witnesses or as authorized by law). However, with respect to the Company’s capital stock trading on an exchange, the holder may only verify his/her identity via Company forms and those will be available to all shareholders, including any intermediaries of the stock market, during the time period specified in Article 173 of the Mexican Corporations Law.

Following the publication of this announcement, all shareholders and their legal representatives will have access to all information and documents related to each of the topics included in the meeting agenda, as well as all proxy forms that must be presented by persons representing shareholders.

We inform shareholders that the Secretary of the Company’s Board of Directors is Mr. Mario Roberto Martinez Guerrero, whose office is located on the 20th floor of building # 400-A, on Paseo de los Tamarindos, Colonia Bosques de las Lomas, Delegacion Cuajimalpa, zip code 05120, in Mexico City, Mexico.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores,” GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: March 26, 2008